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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Advanced Life Sciences Holdings, Inc.
(Name of Issuer)
Common Stock - $0.01 par value .
(Title of Class of Securities)
00765H107
(CUSIP Number)
George P. Nottingham
8140 93rd Lane South
Boynton Beach, FL 33472
(800) 753-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00765H107

1	NAMES OF REPORTING PERSONS George P. Nottingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		167,150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,218,451

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		167,150

WITH	10	SHARED DISPOSITIVE POWER

		2,218,451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,385,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.74%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	00765H107

1	NAMES OF REPORTING PERSONS Groundworks of Palm Beach County, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,218,451

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,218,451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,218,451

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.33%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	00765H107
Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Advanced Life Sciences Holdings, Inc., a Delaware corporation (the “Issuer”), and is being filed by each of George P. Nottingham and Groundworks of Palm Beach County, Inc. (“Groundworks”). The principal office of the Issuer is located at 1440 Davey Road, Woodridge, IL 60517.
Item 2. Identity and Background
The name of the first reporting person is George P. Nottingham. His business address is 8140 93rd Lane South, Boynton Beach, FL 33472 and his present principal occupation is serving as the President of Groundworks. Mr. Nottingham owns a majority of the stock of Groundworks. Mr. Nottingham is a citizen of the United States of America.
The name of the second reporting person is Groundworks. The business address for Groundworks is 8140 93rd Lane South, Boynton Beach, FL 33472. Groundworks sells, installs, and maintains high-quality specimen palms in the southern United States. Groundworks is organized under the laws of the State of Florida. The executive officers and directors of Groundworks are Mr. Nottingham, its President, and Melissa Nottingham, its Vice President and wife of Mr. Nottingham. Mrs. Nottingham’s principal business is serving as the Vice President of Groundworks. Mrs. Nottingham is a citizen of Australia.
Neither Mr. Nottingham, Mrs. Nottingham nor Groundworks has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Nottingham acquired 167,150 Shares in open market transactions for consideration of $192,558. Mr. Nottingham obtained the funds for the acquisition from his personal funds. Groundworks acquired 2,218,451 Shares in open market purchases for consideration of $951,127. Groundworks obtained the funds for the acquisition from its working capital.
Item 4. Purpose of Transaction
The reporting persons acquired the Shares for investment purposes, and such purchases were made in the reporting persons’ ordinary course of business. Upon review of the Issuer’s preliminary proxy statement filed with the SEC on February 6, 2009 (the “Issuer’s Proxy Statement”), with respect to its annual meeting to be held on April 1, 2009 (the “Annual Meeting”), the reporting persons plan to vote their Shares against the Issuer’s proposal at the Annual Meeting to approve an amendment to its amended and restated articles of incorporation to increase the number of authorized shares from 65,000,000 to 185,000,000, including an increase in the number of authorized shares of common stock from 60,000,000 to 180,000,000 (the “Proposal”). On February 20, 2009, the reporting persons delivered a letter to the Board of Directors of the Issuer setting forth its objections to the proposal to increase the authorized shares and requesting that the board either remove such proposal from consideration at the Annual Meeting or amend the proposal such that the number of authorized shares would be increased to 125,000,000, rather than 185,000,000. If the Issuer does not remove or amend the Proposal as described herein, the reporting persons plan to file with the SEC and disseminate to stockholders of the Issuer a proxy statement in order to solicit proxies from stockholders of the Issuer to vote against the Proposal at the Annual Meeting. The reporting persons do not intend to solicit proxies against the Issuer’s other proposals listed in the Issuer’s Proxy Statement, including the election of directors and the ratification of auditors.
The reporting persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common stock or dispose of all the common stock beneficially owned by them, in the public market or privately negotiated transactions. The reporting persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No.	00765H107
Item 5. Interest in Securities of the Issuer
(a) Mr. Nottingham beneficially owns 2,385,601 Shares, representing 5.74% of the outstanding Shares (based on 41,592,309 Shares outstanding as of February 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 12, 2009).  The 2,385,601 Shares includes the 2,218,451 Shares, representing 5.33% of the outstanding Shares, beneficially owned by Groundworks. Since Mr. Nottingham is the President and controlling shareholder of Groundworks, he is deemed to beneficially own the 2,218,451 Shares beneficially owned by Groundworks.
(b) Mr. Nottingham has sole voting and sole dispositive power over 167,150 Shares and shared voting and shared dispositive power over the 2,218,451 Shares directly held by Groundworks. Groundworks has shared voting and shared dispositive power over the 2,218,451 Shares with Mr. Nottingham.
(c) See Exhibit A to this Schedule 13D for a description of transactions in the Shares by Groundworks during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. To the knowledge of Mr. Nottingham and Groundworks, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Nottingham and Groundworks and any other person, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D:
1. Joint Filing Agreement, dated February 20, 2009, between George Nottingham and Groundworks of Palm Beach County, Inc.
2. Letter to Board of Directors dated February 20, 2009.

CUSIP No.	00765H107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 20, 2009

/s/ George P. Nottingham
George P. Nottingham

GROUNDWORKS OF PALM BEACH COUNTY, INC.
By:	/s/ George P. Nottingham
	Name:	George P. Nottingham
	Title:	President

Exhibit A
Groundworks acquired the following shares of common stock of the Issuer in open market transactions since November 16, 2008:

Date	Quantity	Price

2/11/2009	50,000	$0.2742
2/9/2009	29,500	$0.30000
2/9/2009	400	$0.29980
2/9/2009	100	$0.29010
2/6/2009	6,000	$0.31908
2/5/2009	5,000	$0.32500
2/4/2009	19,700	$0.33000
2/4/2009	300	$0.32990
2/4/2009	10,000	$0.33000
2/3/2009	29,655	$0.32000
2/2/2009	6,599	$0.32000
2/2/2009	10,000	$0.33000
2/2/2009	15,901	$0.31000
1/23/2009	20,000	$0.31000
1/22/2009	20,000	$0.31000
1/21/2009	10,000	$0.32000
1/21/2009	10,000	$0.32000
1/16/2009	9,900	$0.34000
1/16/2009	20,100	$0.35000
1/16/2009	20,000	$0.35000
1/16/2009	20,000	$0.34998
1/16/2009	10,000	$0.35000
1/16/2009	1,400	$0.34000
1/16/2009	700	$0.33990
1/16/2009	4,234	$0.35000
1/16/2009	300	$0.34000
1/15/2009	5,750	$0.32500
1/15/2009	5,309	$0.34800
1/15/2009	3,241	$0.35000
1/15/2009	500	$0.3299
1/15/2009	200	$0.33000
1/15/2009	2,000	$0.34000
1/14/2009	4,900	$0.33890
1/14/2009	3,150	$0.33900
1/14/2009	1,950	$0.34000
1/14/2009	40,000	$0.34000
1/14/2009	9,800	$0.34000
1/14/2009	100	$0.32990
1/14/2009	100	$0.33000
1/14/2009	5,460	$0.34000
1/14/2009	20,000	$0.34000
1/13/2009	9,266	$0.35000
1/13/2009	9,234	$0.36000
1/13/2009	1,500	$0.35010
1/13/2009	10,000	$0.36000
1/12/2009	28,600	$0.37000
1/12/2009	1,000	$0.36630
1/12/2009	300	$0.36650
1/12/2009	100	$0.36000
1/7/2009	10,100	$0.35000
1/7/2009	100	$0.34990
1/7/2009	3,600	$0.37000
1/6/2009	1,100	$0.37000
1/5/2009	13,600	$0.37000
1/2/2009	10,000	$0.35000
1/2/2009	3,400	$0.35000
12/31/2008	3,817	$0.34000
12/31/2008	19,838	$0.35000

Date	Quantity	Price

12/31/2008	5,145	$0.34880
12/31/2008	1,200	$0.34900
12/30/2008	28,813	$0.33000
12/26/2008	12,253	$0.32000
12/26/2008	7,747	$0.31990
12/24/2008	20,000	$0.30000
12/23/2008	10,000	$0.32000
12/22/2008	15,630	$0.32000
12/22/2008	100	$0.31980
12/22/2008	4,270	$0.35000
12/18/2008	10,000	$0.37000
12/18/2008	10,000	$0.37000
12/18/2008	7,600	$0.37000
12/18/2008	2,300	$0.36990
12/17/2008	7,800	$0.30980
12/17/2008	1,600	$0.30940
12/17/2008	400	$0.30910
12/17/2008	200	$0.30960
12/17/2008	3,633	$0.31000
12/17/2008	1,700	$0.30980
12/17/2008	1,400	$0.34000
12/16/2008	9,900	$0.32000
12/16/2008	100	$0.31030
12/16/2008	10,000	$0.31000
12/16/2008	10,000	$0.31000
12/15/2008	30,000	$0.31800
12/12/2008	20,000	$0.35905
12/12/2008	20,000	$0.36000
12/12/2008	5,000	$0.34000
12/12/2008	15,000	$0.36000
12/12/2008	10,000	$0.34000
12/12/2008	10,000	$0.32000
12/12/2008	20,000	$0.32000
12/11/2008	20,000	$0.31000
12/11/2008	1,000	$0.32000
12/11/2008	9,000	$0.32900
12/11/2008	19,659	$0.30000
12/10/2008	5,000	$0.35000
12/10/2008	30,000	$0.32000
12/9/2008	5,600	$0.40000
12/9/2008	4,400	$0.39890
12/8/2008	9,800	$0.34500
12/8/2008	200	$0.34490
12/3/2008	10,000	$0.28000
12/3/2008	10,000	$0.28000
12/3/2008	10,000	$0.37000
12/2/2008	7,038	$0.25000
12/2/2008	2,962	$0.25652
12/2/2008	500	$0.26000
11/25/2008	49,300	$0.17000
11/25/2008	700	$0.16990
11/25/2008	50,000	$0.18000
11/21/2008	11,300	$0.18980
11/21/2008	300	$0.18970
11/21/2008	38,400	$0.19000
11/18/2008	52,796	$0.21000
11/18/2008	42,900	$0.20000

EXHIBIT INDEX

1.	Joint Filing Agreement, dated February 20, 2009, between George Nottingham and Groundworks of Palm Beach County, Inc.

2.	Letter to Board of Directors dated February 20, 2009.